UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NextWave Wireless Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y409

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Fund GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Manager LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Global Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Global Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Patrick G.G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amend the following items on the Schedule 13D originally filed by the Reporting Persons on August 10, 2012.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to 2,500,000 shares (the “Shares”) of common stock, par value $0.007 per share, of NextWave Wireless Inc., a Delaware corporation (“NextWave” or the “Issuer”).  NextWave’s principal executive offices are located at 12264 El Camino Real, Suite 305, San Diego, California 92130.

Item 4.	Purpose of Transaction

Amended and Restated Third Lien Notes

On August 16, 2012, the Issuer amended and restated its Third Lien Subordinated Secured Convertible Notes due 2013 (the “Third Lien Notes”), approximately 7% of which were held by the Reporting Persons, to be no longer convertible into common stock of the Issuer.  Pursuant to the amendment, the Third Lien Notes were split into two series whereby certain Third Lien Notes in the aggregate principal amount of $318,627,451 with accrued and unpaid interest through August 15, 2012 of $6,372,549 are direct obligations of the Issuer (the “NextWave Inc. Third Lien Notes”) and the remaining principal balance of the Third Lien Notes in the aggregate principal amount of $428,321,090 plus accrued and unpaid interest through August 15, 2012 of $8,566,422 are the direct obligations of NextWave Holdco (the “NextWave Holdco Notes”).  NextWave Holdco was formed by the Issuer on August 8, 2012 in connection with the proposed acquisition of the Issuer by AT&T Inc. by means of a merger (the “Merger”).  NextWave Holdco will assume all assets and liabilities of the Issuer and its subsidiaries not relating solely to the Wireless Communication Services and Advanced Wireless Services wireless spectrum licenses to be acquired by AT&T Inc.  The NextWave Inc. Third Lien Notes and NextWave Holdco Notes contain representations and warranties, affirmative and negative covenants and events of default that are substantially the same as the corresponding provisions of the original Third Lien Notes.  The terms of the NextWave Holdco Third Lien Notes contain additional restrictive covenants as discussed further in the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012 (the “Issuer’s Form 8-K on Amendment and Restatement of Notes”). Further details concerning the amendment and restatement of the Third Lien Notes and other related transactions in connection with the Merger are described in the Issuer’s Form 8-K on Amendment and Restatement of Notes.

The descriptions in this Statement of the NextWave Inc. Third Lien Notes and NextWave HoldCo Notes are qualified in their entirety by reference to the full text of the Amended and Restated Spinco Third Lien Subordinated Exchange Agreement and Amended and Restated Parent Third Lien Subordinated Exchange Agreement, copies of which are filed herewith as Exhibits 8 and 9, respectively and incorporated by reference in this Statement.

As described in Item 4 of the Schedule 13D filed on August 10, 2012, the holders of the NextWave HoldCo Notes have a call right for the purchase of all of the limited liability company interests of NextWave Holdco under certain circumstances, which will not be exercisable until receipt of any required regulatory approvals.  In addition, immediately prior to the closing of the merger, all of the NextWave Holdco Notes will be automatically redeemed for all of the limited liability company interests of NextWave Holdco.  The description of the call right is qualified in its entirety by reference to the full text of the Call Option/Note Redemption Agreement, a copy of which is filed herewith as Exhibit 13 and incorporated by reference in this Statement.

Except as described herein and in the Issuer’s Current Report on Form 8-K filed on August 6, 2012 and the Issuer’s Form 8-K on Amendment and Restatement of Notes, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a).

As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares.  The Shares represent approximately 10.0% of the outstanding Common Stock of the Issuer, on the basis of 24,938,132 shares of common stock outstanding on August 9, 2012. The beneficial ownership of each of the Reporting Persons as described in this Statement no longer includes any shares of common stock underlying the Third Lien Notes as the Third Lien Notes are no longer convertible into shares of common stock of the Issuer following the amendment and restatement of the Third Lien Notes as described in Item 4 above.  The NextWave Holdco Notes are also not convertible into any common stock or limited liability interests of NextWave Holdco.

All of the outstanding Shares are held directly by the Recovery Fund.  The Investment Managers, the General Partner and Polygon Management have voting and dispository control over securities owned by the Recovery Fund.  Messrs. Griffith and Dear control the Investment Managers, the General Partner and Polygon Management.

As a result of the Voting Agreements discussed in Items 3 and 4 of the Schedule 13D as filed on August 10, 2012, the Recovery Fund together with the other stockholders who have each entered into separate Voting Agreements, and who collectively beneficially own approximately 59% of the outstanding shares of the Issuer’s common stock, may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of any common stock beneficially owned by any of the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5(b).	Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all the Shares.

Item 5(c).	Except as described above and in the Schedule 13D as filed on August 10, 2012, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s common stock in the past 60 days.

Item 5(d).

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s common stock reported in this Schedule 13D.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses in Items 4 and 5 are incorporated herein by reference.  In addition, the Amended and Restated Parent Third Lien Subordinated Exchange Agreement amended the non-voting board observer appointment rights under the Third Lien Notes.  Pursuant to this amendment, the Reporting Persons are now the beneficial owners of approximately 9% of the NextWave Inc. Third Lien Notes and the NextWave Holdco Notes held by the Designating Holders (as defined in the Amended and Restated Parent Third Lien Subordinated Exchange Agreement).  As of the date hereof, the Designating Holders have not yet exercised their power to elect a non-voting board observer.

Except as set forth in response to other Items of the Statement, the agreements incorporated herein by reference and set forth as exhibits hereto, and the other agreements in connection with the Merger as described in the Issuer’s Current Report on Form 8-K filed on August 6, 2012 and the Issuer’s Form 8-K on Amendment and Restatement of Notes, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of August 10, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on August 10, 2012).

2.

Forbearance Agreement, dated as of August 1, 2012, among NextWave Wireless LLC, NextWave Broadband Inc., NW

Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, NextWave Wireless Inc. and holders of the

Third Lien Notes (incorporated by reference to Exhibit 10.1 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

3.

Note Purchase Agreement, dated as of August 1, 2012, among AT&T Inc., the Holders listed on Schedule I thereto and Wilmington Trust, National Association as Holder Representative, in respect of the Third Lien Notes (incorporated by reference to Exhibit 99.3 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 6, 2012).

4.

Voting Agreement dated as of August 1, 2012, by and between AT&T, Inc. and Polygon Recovery Fund L.P. (incorporated by reference to Exhibit 5 filed with the Reporting Persons’ Schedule 13D on August 10, 2012).

5.

Stock Transfer Agreement dated as of August 1, 2012, by and between Avenue AIV US, L.P., Avenue Investments, L.P., Avenue Special Situations Fund IV, L.P. and Polygon Recovery Fund L.P. (incorporated by reference to Exhibit 6 filed with the Reporting Persons’ Schedule 13D on August 10, 2012).

6.

Registration Rights Agreement, dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

7.

Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc. (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2009).

8.

Amended and Restated Spinco Third Lien Subordinated Exchange Agreement, dated as of August 16, 2012, by and among NextWave Holdco LLC, NextWave Wireless LLC, AWS Wireless Inc., NextWave Broadband Inc., NW Spectrum Co. and NextWave Metropolitan, Inc., certain other guarantors named therein, certain purchasers named therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

9.

Amended and Restated Parent Third Lien Subordinated Exchange Agreement, dated as of August 16, 2012, by and among NextWave Inc, NextWave Wireless LLC, AWS Wireless Inc., NextWave Broadband Inc., NW Spectrum Co. and NextWave Metropolitan, Inc., certain other guarantors named therein, certain purchasers named therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.4 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

10.

Amended and Restated Parent Third Lien Pledge and Security Agreement, dated as of August 16, 2012, by and among Spinco Sub, NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, Additional Guarantors as defined therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.7 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

11.

Amended and Restated Spinco Third Lien Pledge and Security Agreement, dated as of August 16, 2012, by and among Spinco Sub, NextWave Wireless Inc., NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, Additional Guarantors as defined therein and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.8 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

12.

Amended and Restated Intercreditor Agreement dated as of August 16, 2012, among NextWave Wireless LLC, NextWave Wireless Inc., NextWave Holdco LLC, their respective subsidiaries party thereto, the First Lien Note Holders party thereto, Wilmington Trust, National Association, as collateral agent for the First Lien Note Holders, the Second Lien Note Holders party thereto, Wilmington Trust, National Association, as collateral agent for the Second Lien Note Holders, the Parent Third Lien Note Holders party thereto, the Spinco Third Lien Note Holders party thereto, and Wilmington Trust, National Association, as collateral agent for the Parent Third Lien Note Holders and the Spinco Third Lien Note Holders (incorporated by reference to Exhibit 10.9 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

13.

Call Option/Note Redemption Agreement, dated as of August 16, 2012, among NextWave Wireless LLC, NextWave Holdco LLC, Wilmington Trust, National Association, as noteholder representative and the parties listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.10 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2012).

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2012	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 24, 2012	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 24, 2012	POLYGON RECOVERY MANAGER LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 24, 2012	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 24, 2012	POLYGON MANAGEMENT L.P.

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 24, 2012	POLYGON GLOBAL PARTNERS LLP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: August 24, 2012	POLYGON GLOBAL PARTNERS LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: August 24, 2012	/s/ Reade E. Griffith
Reade E. Griffith

Date: August 24, 2012	/s/ Patrick G. G. Dear
Patrick G. G. Dear

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).